HEALTH ADVANCE, INC.

9131 Keele Street, Suite A4

Vaughan, Ontario, Canada L4K 0G7

February 9, 2022

Attorney Nicholas Lamparski

Division of Corporation Finance

Office of Trade and Services

Securities and Exchange Commission

Re: Health Advance Inc.

Offering Statement on Form 1-A

Filed January 3, 2022

File No. 024-11764

Dear Mr. Lamparski:

In response to your letter dated January 3, 2022, the following information is hereby submitted on behalf of Health Advance, Inc. (the "Company"). Amendment No. 1 to the Offering Statement on Form 1-A is being filed concurrently with this letter.

For your convenience, we have reproduced below the Staff's comments in italicized text immediately before our response.

Offering Statement on Form 1-A Filed January 3, 2022

General

1.Please revise your filing to include financial statements for your fiscal year ended March 31, 2020, as required by Part F/S (b)(3)(B) of Form 1-A.

Response: We have revised the filing to include financial statements for the fiscal year ended March 31, 2020.

2.Please tell us why you believe you are eligible to use Regulation A.  In this regard, it appears that you may be rendered ineligible pursuant to Rule 251(b)(7) of Regulation A because you have not filed all reports required pursuant to Section 15(d) of the Exchange Act during the two years before the filing of the offering statement.  We note that during this two-year period you appear to have had a reporting obligation under Section 15(d) as a result of your registration statement on Form S-1 (File No. 333-177122) that became effective on January 26, 2012.  Further, it does not appear that obligation was suspended for all of the two-year period before you filed this Form 1-

A.  In this regard, we note the Form 15-15D filed on May 20, 2021 indicates that you had 65 record holders on or about May 6, 2021, but it does not address the period before that date, which overlaps the two-year period before you filed the offering statement for purposes of eligibility under Rule 251(b)(7).  Please refer to Section 15(d) of the Exchange Act as well as Exchange Act Rules 12h-3(b)(1)(i) and (ii).  Alternatively, please withdraw your offering statement and re-file when you are eligible to use Regulation A.

Response: Exchange Act Section 15D-6 provides for the suspension of the duty to file reports for any class of securities held of record by fewer than 300 persons. Since its inception, the Company's common stock has never had 300 or more shareholders of record.  More specifically, on April 1, 2019, the first day of the Company’s fiscal year, the Company's common stock was held by 63 shareholders.  The Company's duty to file reports was suspended by statute as of that day, which is more than two years prior to the date of filing of the offering circular. As such, we believe that we are eligible to conduct this offering under Regulation A. We have attached to this correspondence (i) a report from the Company’s transfer agent confirming that on April 1, 2019, our common stock was held by less than 300 shareholders; and (ii) a legal analysis by our securities counsel analyzing and confirming the same.

We are aware that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please let me know if you need anything further.

Sincerely,

HEALTH ADVANCE, INC.

/s/ Larry McLachlin

Larry McLachlin

CEO

EXHIBIT A

HEALTH ADVANCE, INC.

CERTIFICATION OF RECORD HOLDERS

The undersigned, being the President of Health Advance, Inc. (the "Company"), does hereby certify that on April 1, 2019, the Company's common stock was held by fewer than 300 persons.  The number of record holders of the Company's common stock as of April 1, 2019 was 63.

IN WITNESS WHEREOF, the undersigned has caused this Certification of Record Holders to be executed on the 27th day of January, 2022.

HEALTH ADVANCE, INC.

/s/Larry McLachlin_____________________

Larry McLachlin

CEO

EXHIBIT B

Jeff Turner, Esq.

897 Baxter Drive

South Jordan, Utah 84095

(801) 810-4465

jeff@jdt-legal.com

February 9, 2022

Attorney Nicholas Lamparski

Division of Corporation Finance

Office of Trade and Services

Securities and Exchange Commission

RE: Health Advance Inc.

Dear Mr. Lamparski:

On January 3, 2022, Health Advance Inc. (the “Company”) filed Form 1-A with the Securities and Exchange Commission (“SEC”) to register a Tier 1 offering. Shortly thereafter, the SEC issued a comment letter. The purpose of this letter is to provide a legal analysis with respect to comment 2 which states the following:

Please tell us why you believe you are eligible to use Regulation A.  In this regard, it appears that you may be rendered ineligible pursuant to Rule 251(b)(7) of Regulation A because you have not filed all reports required pursuant to Section 15(d) of the Exchange Act during the two years before the filing of the offering statement.  We note that during this two-year period you appear to have had a reporting obligation under Section 15(d) as a result of your registration statement on Form S-1 (File No. 333-177122) that became effective on January 26, 2012.  Further, it does not appear that obligation was suspended for all of the two-year period before you filed this Form 1-A.  In this regard, we note the Form 15-15D filed on May 20, 2021 indicates that you had 65 record holders on or about May 6, 2021, but it does not address the period before that date, which overlaps the two-year period before you filed the offering statement for purposes of eligibility under Rule 251(b)(7).  Please refer to Section 15(d) of the Exchange Act as well as Exchange Act Rules 12h-3(b)(1)(i) and (ii).  Alternatively, please withdraw your offering statement and re-file when you are eligible to use Regulation A.

Rule 251(b)(7) of Regulation A states an issuer must have filed all reports required to be filed pursuant to Section 15(d) of the Exchange Act during the two years before the filing of the offering statement. As stated in the SEC’s comment, the Company filed a registration statement on Form S-1 on January 26, 2012 which triggered an ongoing reporting obligation under Section 15(d) of the Exchange Act. This ongoing reporting obligation may be suspended (i) by statute if an issuer has less than 300 security holders of record as of the first day of its fiscal year; or (ii) at any time in accordance with Rules 12h-3(b)(1)(i) and (ii) provided Form 15-15D is filed.

In the present case, the Company had 63 security holders of record on April 1, 2019, the first day of its fiscal year. As such, the Company’s obligation to file reports pursuant to Section 15(d) was automatically suspended as of that day. The Company represents, and reports from the transfer agent confirm, that based on the number of security holders of record since that time, the Company’s obligation to file reports under Section 15(d) has not been reinstated. The question that must be addressed is whether a company must file Form 15-15D if its obligation to file reports is terminated automatically by statute. Question 153.01 of the

SEC’s Compliance and Disclosure Interpretations on Exchange Act rules addresses this point and states the following:

Question: Section 15(d) of the Exchange Act provides an automatic suspension of the periodic reporting obligation as to any fiscal year (except for the fiscal year in which the registration statement became effective) if an issuer has fewer than 300 security holders of record at the beginning of such fiscal year. In contrast, Rule 12h-3 permits a company to suspend its reporting obligation under Section 15(d) if the requirements of the rule are met at any time during the fiscal year. Is a Form 15 required to be filed under Rule 12h-3 as a condition of the suspension?

Answer: Because situations exempted by Rule 12h-3 (e.g., there are fewer than 300 security holders of record in the middle of a fiscal year) do not meet the literal test of Section 15(d), Rule 12h-3 requires the filing of Form 15 as a condition of the suspension. By contrast, under Rule 15d-6, if an issuer has fewer than 300 security holders of record at the beginning of the fiscal year, a Form 15 should be filed to notify the Commission of such suspension, but the suspension is granted by statute and is not contingent on filing the Form 15. [September 30, 2008] (emphasis mine).

Based on this guidance from the SEC and the fact the Company had fewer than 300 security holders of record as of the first day of its fiscal year, the Company’s obligation to file reports under Section 15(d) was suspended by statute on April 1, 2019 despite the fact the Company did not file Form 15-15D until May 20, 2021. As a result of this suspension by statute, I am of the opinion the Company satisfies the issuer eligibility requirements set forth in Rule 251(b)(7) and, thus, is eligible to utilize Regulation A.

Please feel free to contact me with any questions.

Best regards, JDT LEGAL, PLLC
By:/s/ Jeff Turner Name: Jeff Turner

EXHIBIT C

AST3-111A-A AMERICAN STOCK TRANSFER & TRUST COMPANY 02/09/2022

*** SELECTION CRITERIA ***

COMPANY: 29062 HEALTH ADVANCE INC

SEQUENCE	:	ALPHABETIC
AS OF DATE	:	04/01/2019 (RECORD DATE 2)
CERTIFICATION REQUIRED	:	NO
D/R OPTION	:	D/R SHARES OMITTED
D/R ACCOUNT TYPE	:	ALL D/R TYPES
SHARE OPTION	:	RECORD DATE 2 SHARES
D/R SHARE OPTION	:	N/A
SPEC. ACCT SELECTION	:	ALL
MAIL CODE SELECTION	:	ALL
DIR. DEP. SELECTION	:	ALL ACCOUNTS
ALT. ADDRESS SELECTION	:	LEGAL N/A
SHARE RANGE	:	.001 THRU 99999999
ZIP CODE RANGE	:	ALL
RESIDENCE CODE RANGE	:	ALL
CLASS CODE RANGE	:	ALL
DATE SELECTION	:	NONE
DATE OPTION	:	NONE
SUPPRESS CODE	:	N/A
SUPPRESS TAX-ID NUMBER	:	YES

AST3-111A-B AMERICAN STOCK TRANSFER & TRUST COMPANY 02/09/2022 PAGE 1

*** LIST OF SHAREHOLDERS ***

COMPANY: 29062 HEALTH ADVANCE INC

TOTAL NUMBER OF SHARES SELECTED : 158,027,500.000

TOTAL NUMBER OF ACCOUNTS SELECTED: 63